CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway, Vancouver, BC V4Z 5J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT’s subsidiary Cooperates with Justice Institute of British Columbia

May 6th, 2013: CIBT Education Group Inc. (TSX: MBA) (“CIBT”) is pleased to announce that its wholly owned subsidiary Sprott Shaw College (“SSC”) has signed a Memorandum of Understanding (“MOU”) with Justice Institute of British Columbia (“JIBC”) to cooperate on certain joint programs and recruitment activities.  Under the terms of the MOU, Sprott Shaw College and JIBC will examine opportunities in four major areas:

1)	Integration of certain programs and assess the possibilities of dual diplomas;
2)	Establish articulation arrangement for credit transfers between the two institutions;
3)	SSC will utilize CIBT’s global network of schools to offer certain JIBC programs at selected Sprott Shaw and CIBT’s overseas locations;
4)	Leverage on CIBT Group’s infrastructure and referral network in 42 countries to attract international students to study at JIBC in Canada.

“We are pleased to cooperate with JIBC on various programs including Emergency Management, Paramedics, Fire and Safety, Police Academy and more,” commented Toby Chu, President and CEO, Vice Chairman of CIBT Education Group Inc.  “We see great potential and market demands for these types of specialized programs from China, Middle East and other emerging countries. The cooperation with JIBC will allow us to fully utilize our recruitment network from around the world, while JIBC will be able to fully utilize their infrastructure, expertise and resources to achieve higher economy of scale.”

“JIBC looks forward to a productive relationship with CIBT Education Group,” said Dr. Michel Tarko, JIBC President and CEO. “CIBT Group has built an impressive global network, and JIBC is a recognized global leader in public safety education. By cooperating and sharing our expertise, we see opportunities to expand program delivery in international markets and to attract more international students. For students looking to earn credentials that prepare them for careers in public health and safety, the cooperation between CIBT Group and JIBC will provide more educational options, more flexibility, and more support.”

About Justice Institute of British Columbia:

Based in New Westminster, British Columbia, Justice Institute of British Columbia (JIBC) is Canada’s leading public safety educator, and a world leader in justice and public safety education and applied research. JIBC serves more than 34,000 students annually, with career programs and continuing education and professional upgrading courses that emphasize experiential learning and lead to a range of credentials, including bachelor’s degrees and graduate credentials along with certificates and diplomas. Major program areas include policing, paramedicine, firefighting, emergency management, corrections, sheriffs, investigation, driver training, conflict resolution, mediation, leadership and counseling. JIBC brings together students and expert instructors from all of those disciplines, instilling the value of communication and collaborative teamwork, and promoting interoperability in the field.

About Sprott Shaw College:

Founded in 1903, Sprott Shaw College is accredited by the Private Career Training Institute Agency of British Columbia, Canada. It operates 13 campuses in Canada with overseas campuses in Asia and Middle East. It is the largest trainer of Practical Nurses in Canada with over 90% passing rate in 2012. It offers 140 career diploma programs including Business Administration, Practical Nurse, Health Care Assistant, Early Childhood Education, Construction Trades & Electrical, Hotel Management, International Business and Overseas Career Preparation Programs.

About CIBT Education Group:

CIBT Education Group Inc. is an education management company focused on the global education market since 1994. Listed on the Toronto Stock Exchange, CIBT Group owns and operates a network of business, technical and language colleges. CIBT Group offers cooperative joint programmes in 18 countries with over 50 campuses, recruitment offices and training centers enrolling over 13,000 students annually. Its subsidiaries include Sprott-Shaw College (established in 1903), Acsenda School of Management, CIBT School of Business China, and King George International College. Through these subsidiaries, CIBT Group offers Western and Chinese accredited business and management degrees, and programmes in college preparation, healthcare, hotel management and tourism, English language training, English teacher certification, junior and high school preparation programmes for overseas study, and other career/vocational training. CIBT Group also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada, Global Career Center (“GCC”), and Global Education Alliance (“GEA”). GCC is a job placement call center located in the Philippines dedicated to providing employment services to CIBT Group graduates for free throughout their careers.  GEA is the premier solution for international students wishing to enter elite kindergarten, primary, secondary schools and universities in North America. Visit us online at www.cibt.net.

For more information contact:

Toby Chu

Vice-Chairman, President & CEO

CIBT Education Group Inc.

Investor Relations Contact: 1-604-871-9909 Email: info@cibt.net

FORWARD-LOOKING STATEMENTS:

Some statements in this news release contain forward-looking information (the “forward-looking statements”) about CIBT Education Group Inc. and its future plans. Forward-looking statements are statements that are not historical facts. The forward-looking statements in this news release are subject to various risks, uncertainties and other factors that could cause the company's actual results or achievements to differ materially from those expressed in or implied by forward-looking statements. With respect to statements in this news release as to expectations for the collaboration with Justice Institute of British Columbia, these risks, uncertainties and other factors include, without limitation, uncertainty as to the company's ability to achieve the goals and satisfy the assumptions of management; and general economic factors and other factors that may be beyond the control of the company. Forward-looking statements are based on the beliefs, opinions and expectations of the company's management at the time they are made, and CIBT Group does not assume any obligation to update its forward-looking statements if those beliefs, opinions or expectations, or other circumstances, should change.

Toronto Stock Exchange accepts no responsibility for the adequacy or accuracy of this news release.